EXHIBIT 99.1

Student Transportation to Hold Annual General Meeting on November 8 in Toronto

BARRIE, Ontario, Nov. 5, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) today announced it will hold its Annual General Meeting of shareholders on Thursday, November 8, 2012 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto.

Following the formal meeting, there will be a presentation by management including a review of the first quarter fiscal 2013 results and a question and answer session for shareholders, analysts, and institutional investors in attendance. As in previous years, there is no scheduled conference call. The meeting will also be audio webcast live at STI's website at www.rideSTBus.com. The company said a press release for the first quarter fiscal 2013 ended September 30, 2012 will be issued prior to the Annual General Meeting.

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com